FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES SIGNING OF THE CONCESSION
CONTRACT FOR THE AQUEDUCT II SYSTEM IN QUERETARO

•       The ICA-led consortium includes: Mitsui & Co. (USA) Inc. subsidiary Servicios de Agua Trident; Fomento de Construcciones y Contratas (FCC)
and its subsidiaries FCC Construcción and aqualia; and Proactiva Medio Ambiente México

• The consortium will invest Ps. 2,854 million to develop the 108km project to supply water to Queretaro and other cities

Mexico City, May 24, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced today the signing of a concession contract by an ICA-led consortium and the State Water Commission of Querétaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state.

The Aqueduct II will bring water 108km from the Infiernillo springs on the Moctezuma River in the Sierra Madre to the city of Queretaro. The project includes the construction of a diversion dam, two pumping plants to bring the water up 1,150m over a distance 24km to the continental divide, a 4,840m tunnel through the mountains, an 84km downhill section, a purification plant, and a storage tank.

The Aqueduct II system will supply 50 million m3 of potable water per year—equivalent to 75% of the metropolitan Queretaro’s current supply—and the aqueduct and purification plant will each have a capacity of 1.5m3/s. The project is designed to enable the stabilization of the aquifer in the Valley of Queretaro, which has been depleted by rapid population growth, and to promote the development of other regions of the state including Cadereyta and Ezequiel Montes. The project is expected to satisfy the water needs in the state capital and semi-desert regions of the state for the next 30 years. It has been designed to minimize any environmental impact and meet the highest safety standards.

The project scope includes the development of the executive project, construction, installation and testing of electromechanical equipment, operation, maintenance, and conservation of the Aqueduct II over the 20-year term of the concession. The required investment of Ps. 2,854 million, including costs of financing and construction, will be financed with resources provided by Banobras’ Infrastructure Investment Fund (FINFRA), equity capital from the consortium, and commercial bank debt. The project will be constructed over a term of 26 months.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

The concessionaire Suministro de Agua de Querétaro, S.A. de C.V. (SAQSA) is made up of the following shareholders: ICA, as consortium leader, through its subsidiaries Controladora de Operaciones de Infraestructura (Conoisa) and Ingenieros Civiles Asociados (ICA), 37% combined; Mitsui & Co. (USA) Inc. subsidiary Servicios de Agua Trident, 26%; Fomento de Construcciones y Contratas (FCC) and its subsidiaries FCC Construcción and aqualia, 26% combined; and Proactiva Medio Ambiente México, 11%. Including its interest in PMA Mexico, which is an ICA affiliate, ICA’s direct and indirect economic interest is 42.39%.

Luis Zárate, ICA vice president and chairman of the board of SAQSA, said, “This project will require a lot of manpower and other resources. To the extent possible, the consortium plans to source the jobs and material resources from the region where the project is being developed.”

ICA and FCC will also create a special purpose company for the construction phase of the project, in which ICA will have 51% and FCC 49%.

Dr. José Luis Guerrero, the CEO of ICA noted, “The Aqueduct II is a technically complex and challenging project for our team. The partners in the consortium are all world leaders in their fields. ICA is proud to be part of this consortium and to contribute to the development of the state of Queretaro. In the same way that Queretaro’s original aqueduct helped define the state’s proud colonial past, we expect that the Aqueduct II will make a major contribution to and become a symbol of Queretaro’s future.”

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer